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EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYER		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
	June 12, 2020	SINGAPORE
TOKYO
TORONTO

Confidential

Ms. Pam Howell

Ms. Erin E. Martin

Mr. Howard Efron

Ms. Shannon Menjivar

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	KE Holdings Inc. (CIK No. 0001809587) Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on April 24, 2020

Dear Ms. Howell, Ms. Martin, Mr. Efron and Ms. Menjivar:

On behalf of our client, KE Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 21, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 24, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR with the Commission for confidential review. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2020 and comparable financial information for the same period in 2019, and (ii) other information and data to reflect recent developments.

Comments in Letter Dated May 21, 2020

Conventions that Apply to this Prospectus, page 8

1.                                      We note your definition of gross transaction value is calculated by the total amount of transactions facilitated on your platforms “regardless of whether the transactions are actually closed.” Please tell us if management also takes into consideration the number of transactions that ultimately closed in relation to GTV in evaluating performance.

The Company respectfully advises the Staff that the management does not take into consideration the number of transactions that ultimately closed in relation to GTV in evaluating performance, as the number of transactions that are terminated has historically been small and immaterial to the Company. The Company believes that, given the insignificant difference, the number of transactions that are contracted, regardless of whether ultimately closed or not, is a good indicator of the overall performance of our business. Due to the high value nature of housing transactions, housing customers tend to exercise extra care when making transaction decisions and signing contracts, and thus few transactions are terminated after contracts are signed.

The Company also supplementally advises the Staff that, when calculating GTV for a given period, it includes those transactions for which contracts have been entered into as of the ending date of the applicable period and are not terminated. If, however, a transaction is terminated in a future period, the Company will deduct its value from GTV of that applicable future period. Such adjustments have been historically minimal in terms of relative to the overall scale of GTV. In addition, if a transaction entered into during a given period is terminated within the same period, it will not be included in the calculation of GTV for that particular period. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 9 of the Revised Draft Registration Statement.

Summary Consolidated Financial and Operating Data, page 14

2.                                      Please expand your table in an amended filing to include five years of financial data. If you determined this information was not necessary to disclose tell us your basis for conclusion. Refer to Item 301 of Regulation S-K.

The Company notes that the Draft Registration Statement at the time of initial filing contains selected consolidated financial information, prepared in accordance with U.S. GAAP, as of and for the fiscal years ended December 31, 2017, 2018, and 2019. Item 3.A of Form 20-F, which is applicable to the Draft Registration Statement pursuant to Item 4(a) of Form F-1, requires that selected financial information be presented for the registrant’s most recent five fiscal years; however, registrants are permitted to omit up to two of the earliest years in such five year period in certain circumstances. See Item 3.A of Form 20-F, which provides in part:

“Selected financial data for either or both of the earliest two years of the five-year period may be omitted, however, if the company represents to the host country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.”

The Company respectfully requests that the Staff waive the requirement of Item 3.A of Form 20-F. In connection with this request, the Company represents to the Commission that compliance with Item 3.A with respect to the presentation of selected financial information as of and for the Company’s fiscal years ended December 31, 2015 and 2016 would require unreasonable effort and expense, as such information is not available on a basis that is consistent with the financial information as of and for the fiscal year ended December 31, 2017, 2018 and 2019.  In addition, the Company believes the selected consolidated financial information currently disclosed is sufficient for readers to analyze the Company’s historical financial performance, given that our Beike platform was established in 2018.

In response to the Staff’s comment, the Company has inserted disclosure on page 84 to explain the reason for omitting the selected financial data for 2015 and 2016.

Adjusted Net Profit and Adjusted EBITDA, page 88

3.                                      We note your adjustment that adds back amortization of intangible assets resulting from acquisitions and business cooperation agreement to arrive at Adjusted Net Income. Please enhance your disclosure in future filings to describe in more detail what acquisitions and agreement this adjustment relates to. Additionally, revise your disclosure to indicate that the adjustment excludes expense related to assets that contribute to revenue generation.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 16, 88, 89 and 99 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

4.                                      We note your disclosures of potential adverse impacts from COVID-19 in the risk factors section. Please revise the MD&A to discuss the impact of the coronavirus on your financial condition and results of operations and your capital and financial resources, including the specific impacts that your business has experienced from the COVID-19 pandemic (e.g., reduction in the number of homes listed or sold, reduction in demand for services related to home sales, home renovations or financings). See Item 5.D of Form 20-F as referenced in Item 4.a of Form F-1 and refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 102—105 of the Revised Draft Registration Statement.

5.                                      We note the disclosure on page 158 that Lianjia, your real estate brokerage business, accounts for a significant portion of your total revenues. Please revise the MD&A to provide additional information regarding the significance of Lianjia to your business, including the percent of revenues attributable to Lianjia. In addition, confirm whether you will discuss material trends in your revenue streams in future filings. See Release 338350.

The Company respectfully submits to the Staff that many services, though involves agents from Lianjia brand, are billed and collected from the customers by the Beike platform directly. For example, for all new home transactions, a Beike platform entity contracts and receives service fee from real estate developers, regardless whether Lianjia agents, inhouse sales professionals, connected agents, other sales channels, or a joint force of them facilitate the transaction. Therefore, the Company cannot derive a proper revenue number attributable to Lianjia, or actually any brand on the platform, that demonstrates that brand’s contribution. Instead, the Company monitors GTV of transactions handled by each brand to measure their performance and contribution to the platform’s overall result of operation. Therefore, the Company has revised the disclosure on page 163 to clarify, and further disclosed the GTV of existing home transactions and new home transactions served by Lianjia brand on pages 103 and 105 of the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates
Revenue Recognition, page 113

6.                                We note your disclosure that you consider yourself to be the principal in transactions where you sign the housing agency service contracts with housing customers or real estate developers and split commissions with other brokerage firms who collaborate with you to complete housing transactions in accordance with the platform agreement. Please expand on the terms of the contract(s) that you sign with both the housing customers or real estate developers and the other brokerage firms, and explain to us how you arrived at the conclusion you are the principal in the transaction with respect to both parties. In your response clarify for us whether you believe the other brokers are a customer of your listing platform business, and the basis for your conclusions. To the extent you conclude that the other brokers are customers, tell us how you considered the guidance in ASC 606-10-32- 25 when accounting for the commissions paid to other brokerage firms.

i. Existing home transaction services

The Company respectfully advises the Staff that the Company cooperates with other brokerage firms to provide existing home transaction facilitation services to housing customers. A transaction completed on the platform may involve multiple brokerage firms, including the Company, to provide the services to housing customers (i.e. buyers, sellers, lessors and lessees). The Company concluded that the brokerage firm who signs the housing agency service contract with housing customers (i.e. the “Principal Agent”) is the principal for providing the existing home transaction services to housing customers under ASC 606, for the following reasons:

a.              The Principal Agent is primarily responsible for fulfilling the service obligations to the housing customers, including intermediate matching services, i.e. property visiting and negotiation of the terms of transaction between buyer and seller, and follow-up support services, i.e. facilitating the preparation of documents for ownership transfer. Only the Principal Agent signs the agreement with housing customers, and only the Principal Agent is responsible for fulfilling the obligations to provide the agency services under the agreement. The customers are not necessarily aware of the existence of some participating agents, or the commission splits among them.

Platform agreements are required to be signed by all brokerage firms registered with the Company’s platform, which effectively establish a cooperative relationship between the Principal Agent and other participating agents, which enables the Principal Agent to combine and control services provided by participating agents. The platform agreements also set the Principal Agent’s roles and responsibilities for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction completed through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform’s payment system.

b.              The Principal Agent generally makes the most effort in providing the overall agency services. The Principal Agent’s responsibilities include helping the negotiation of a transaction between the buyer/seller (or lessor/lessee) before a deal is reached and making sure the transaction is closed smoothly. The Principal Agent is also responsible for making full disclosure about transaction risks, ensuring the completeness and effectiveness of transaction documents, controlling the fund transfer risks for transacting parties, providing follow-up support services and handling customer complaints after the purchase agreement is signed.

c.               The Principal Agent has discretion in establishing the price for the overall agency services as it is the party to negotiate the total commission to be charged to the housing customers.

d.              At times, participating agents provide certain services in advance, before a Principal Agent signs the agreement with housing customers. The Company’s view is that the Principal Agent obtains control over those pre-performed services, and combines them with other services in providing the ultimate agency services to the customers, consistent with the guidance in ASC 606-10-55-37A(c).

As a result, when the Company takes the role as Principal Agent, it considers itself to be the principal in the transaction and the participating agents to be the Company’s vendors. Therefore, the Company reports the commission revenue from these transactions on a gross basis. The Company believes that for the reasons described above, this is consistent with the principle of “control” outlined in ASC 606-10-55-36 through 606-10-55-37A, as well as a preponderance of indicators of control described in ASC 606-10-55-39 that are relevant in the circumstances (although these are corroborative rather than determinative).

At the same time, the Company also charges a platform service fee to these participating agents for the same transaction. The platform service fees earned from these participating agents were RMB3 million and RMB40 million for 2018 and 2019, respectively, which were considered immaterial. If such platform service fees earned from participating agents become material, the Company will make separate policy disclosure that such fees are to be net against commission costs paid to these participating agents in accordance with ASC 705-20-25-1, as such payments of platform service fees are not for distinct services in these transactions.

In cases when other brokerage firms on the Beike platform take the Principal Agent role and the Company acts as a participating agent, the Company reports only the commission it earns from the Principal Agent on a net basis. In those cases, the Company views the other brokerage firms as the Company’s customer as the other brokerage firm acts as the Principal Agent controls the services provided by the Company. The Company considered the guidance in ASC 606-10-32-25 through 606-10-32-26 and believes that the commission payments to participating agents in one transaction when the Company is the Principal Agent should not reduce the revenue earned from the same brokerage firms in another transaction when the Company is a participating agent, because the commission payment in the first transaction is in exchange for a distinct service that the participating agent transfers to the Company, and such commissions reflect the fair value of such services.

ii. New home transaction services

The Company respectfully advises the Staff that the Company signs agreements with other brokerage firms to outsource portions of the new home sales facilitation services to them. The Company believes that it is the principal in the new home transaction services provided to the real estate developers based on the guidance in ASC 606-10-55-36 through 606-10-55-39A, for the following reasons:

a.              The Company is the party who entered into the contracts with the real estate developers to provide the agency services to facilitate the successful sale of the property. There is no reference to the other brokerage firms in the contract between the Company and the developer, and the developer is not necessarily aware of the other brokerage firms.

b.              The other brokerage firms are engaged by the Company and are only responsible to the Company rather than to the real estate developers. It is up to the Company’s discretion whether to involve other brokerage firms and which firm to engage.

c.               The Company has discretion in establishing the prices for sales commission charged to real estate developers and the portion of the commission paid to other brokerage firms involved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 117—119 and F-32—F-34 of the Revised Draft Registration.

Employees, page 169

7.                                 Please provide additional disclosure regarding the statement in this section that as of the date of the prospectus, the number of your dispatched workers does not exceed 10% of your total labor force. We note the disclosure that as of December 31, 2019 you had 82,282 employees and 76,217 dispatched workers.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 174—175 of the Revised Draft Registration Statement.

Principal and Selling Shareholders, page 199

8.                                 Please add a column to reflect the number of securities being offered by each selling shareholder. See Item 9.D.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 204 of the Revised Draft Registration Statement.

Directed Share Program, page 239

9.                                To the extent you continue to include a directed share program, please revise to clarify whether shares sold under the program will also be subject to a lock-up agreement.

The Staff’s comment is duly noted. The Company undertakes to make the referenced disclosure once it is confirmed that a directed share program will be included.

2.11 Financing Receivables, page F-26

10.                          Please disclose your policy for resuming accrual of interest on financing receivables.

Refer to ASC 310-10-50-6.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Revised Draft Registration Statement to include: “The Group does not resume accrual of interest after a loan has been placed on non-accrual basis.”

Interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to principal and late payment fees, if any, before interest income is recognized. According to historical records, although the Company is often able to collect a portion of the principal and late payment fees after the financing receivables become overdue, the Company generally has not been able to collect interest for non-accrual financing receivables. Thus the Group does not resume accrual of interest after a loan has been placed on non-accrual basis.

2.22 Advertising Expenses, page F-34

11.                          Please describe the general terms of an arrangement for online traffic acquisition and clarify the types of third parties you enter into these arrangements with. Include within your response whether or not prepayment for such services is industry practice and provide the amount that you have prepaid for advertising for the periods presented.

The Company respectfully advises the Staff that the Group enters into advertising and online traffic acquisition arrangements mainly with reputable online marketing and media companies in the PRC and their agents. Arrangements for online traffic acquisition usually involve placing advertisements on particular areas of the providers’ websites or platform, in particular formats and over a particular period of time. Advertising expenses for these arrangements are recognized ratably over the contract period of display, or based on number of clicks by users multiplied by cost per click, according to the respective agreements. Usually the online advertising providers require the Group to pay in advance or make a deposit before using the services, and amounts due to the service providers are deducted from the advances when services are provided, e.g. based on user clicks.

The Company’s prepayment for advertising resources consisted of:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
	(in thousands)
Current:
Prepaid advertising fees (1)	8,420	48,505	89,879
Non-current:
Prepayment for advertising resources provided by Tencent (2)	—	2,745,280	145,806

(1) The prepaid advertising fees have been included in the line “Advances to suppliers” in Note 5, “Prepayments, receivables and other assets” on page F-42. The amounts were not separately disclosed in the financial statements as it was not material for the periods presented.

(2) As described in footnote (iii) to Note 5, “Prepayments, receivables and other assets”, the Company entered into a Business Cooperation Agreement (the “BCA”) with Tencent pursuant to which Tencent would provide the Group a) certain advertising resources; and b) certain marketing and cloud resources and services as part of the consideration for issuance of Series D Preferred Shares to Tencent.  The BCA was initially recorded as a prepayment included in other non-current assets as of December 31, 2018; and subsequently the advertising resources mentioned in a) were reclassified into intangible asset upon launch of the resources in April 2019, as it related to display and access of the Group’s brand on Tencent’s major websites and mobile app interfaces for an effective period of 5 years from April 2019 to March 2024, while the services mentioned in b) were charged into expenses on an actual consumption basis.

19. Taxation, page F-62

12.                          We note the Group considers positive and negative evidence to determine whether some or all of the deferred tax assets will more-likely-than-not be realized and that this assessment considers the nature, frequency and severity of recent losses and forecasts of future profitability. Please provide your analysis that supports the remaining deferred tax asset is realizable. Tell us how you considered your history of net losses when forming your conclusion.

The Company respectfully advises the Staff that the Group is comprised of hundreds of entities. Many of the entities in PRC are profitable while others are loss-making. Deferred tax assets are only considered realizable when the deferred tax assets are from entities that are a) in an accumulative profit making status and expected to be profitable in the foreseeable future, or b) are expected to be profitable and able to utilize the net operating loss carryforwards and other deferred tax assets in the foreseeable future. For scenario a), these entities were consistently profitable with revenue increases year over year. There were no negative indicators noticed that might damage the profitability of these entities, and this assumption was evidenced by historical records of the Company, thus the Company concluded that it is probable the remaining deferred tax assets will be realized. For scenario b), there was only one entity for which the Company did not record a full valuation allowance for its deferred tax asset at December 31, 2018 and such the related deferred tax assets were subsequently fully utilized in 2019.

Item 7. Recent Sales of Unregistered Securities, page II-1

13                                  Please disclose the facts relied upon in making the exemptions available. See Item 701(d) of Form S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages II-1 to II-4 of the Revised Draft Registration Statement.

Signatures, page II-8

14.                               Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures for Form F-1.

In response to the Staff’s comment, the Company has revised page II-9 of the Revised Draft Registration Statement.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Hui Zuo, Chairman of the Board of Directors, KE Holdings Inc.

Yongdong Peng, Executive Director and Chief Executive Officer, KE Holdings Inc.

Tao Xu, Executive Director and Chief Financial Officer, KE Holdings Inc.

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP